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                                                                    EXHIBIT 23.2

To the Board of Directors
Biometric Security Corp.:

     We consent to the use of our report dated February 23, 1999, except as to notes 2(e), 5 and 15(c), which are as of September 7, 1999, on the consolidated balance sheets of Biometric Security Corp. as at December 31, 1998 and 1997, and the consolidated statements of operations and deficit and cash flows for each of the years in the three year period ended December 31, 1998, included in the Registration Statement on Form S-4 (No. 333-78009) and related Proxy Statement/Prospectus of Biometric Security Corp., and to the reference to our firm under the heading 'Experts' in the Registration Statement.

KPMG LLP
Chartered Accountants
Vancouver, Canada

September 24, 1999